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                          February 17, 2022

       Kim Thompson
       President, Chief Executive Officer and Chief Financial Officer Kraig Biocraft Laboratories, Inc.
       2723 South State St., Suite 150
       Ann Arbor, Michigan 48104

                                                        Re: Kraig Biocraft
Laboratories, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2022
                                                            File No. 333-262631

       Dear Mr. Thompson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Taubman, Esq.